UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASHWORTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04516H101

(CUSIP Number)

October 21, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04516H101
1		nameS of reporting personS i.r.s. identification noS. of above personS (ENTITIES ONLY) YGM Trading limited
2		check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3		sec use only
4		CITIZENSHIP OR PLACE OF ORGANIZATION hong kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sOLE voting power 1,000,000
	6	SHARED VOTING POWER None
	7	sole dispositive power 1,000,000
	8	shared dispositive power None
9		aggregate amount beneficially owned by each reporting person 1,000,000
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions): Not Applicable
11		percent of class represented by amount in row (9) 6.80%
12		type of reporting person (See Instructions) OO

Item 1(a).	Name of Issuer:

Ashworth, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2765 Loker Avenue West, Carlsbad, California 92010

Item 2(a).	Name of Person Filing:

YGM Trading Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3/F, 22 Tai Yau Street. Sam Po Kong, Kowloon, Hong Kong, China

Item 2(c).	Citizenship:

Hong Kong

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

04516H101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1,000,000

(b)	Percent of Class:

6.8% (based on 14,713,000 total shares outstanding as of October 21, 2008)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,000,000

(ii)	Shared power to vote or to direct the vote of	None

(iii)	Sole power to dispose or to direct the disposition:	1,000,000

(iv)	Shared power to dispose or to direct the disposition of	None

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2008

By:	/s/ Leung Wing Fat
Leung Wing Fat
Secretary